Exhibit 99.(h)(iii)

December 7, 2006

Financial Investors Variable Insurance Trust

Board of Trustees

1625 Broadway, Suite 2200

Denver, CO 80202

Re: Financial Investors Variable Insurance Trust

This letter confirms ALPS Advisers, Inc.  (“ALPS”) and Ibbotson Associates, Inc. (“Ibbotson”) agreement with the Trust to waive certain fees it is entitled to receive from the following portfolios of the Trust:

Ibbotson Conservative ETF Asset Allocation Portfolio

Ibbotson Income and Growth ETF Asset Allocation Portfolio

Ibbotson Balanced ETF Asset Allocation Portfolio

Ibbotson Growth ETF Asset Allocation Portfolio

Ibbotson Aggressive Growth ETF Asset Allocation Portfolio

collectively, (the “Portfolios”).  ALPS and Ibbotson agree to reimburse, equally 50% each, Portfolio expenses and/or waive a portion of the investment advisory, sub-advisory, and other fees that ALPS and/or Ibbotson is entitled to receive to the extent necessary for the Portfolios to maintain a total annual expense ratio not exceeding the levels set forth below:

Portfolio	Class I	Class II

Ibbotson Conservative ETF Asset Allocation Portfolio	48bp	73bp
Ibbotson Income and Growth ETF Asset Allocation Portfolio	48bp	73bp
Ibbotson Balanced ETF Asset Allocation Portfolio	48bp	73bp
Ibbotson Growth ETF Asset Allocation Portfolio	48bp	73bp
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	48bp	73bp

ALPS and Ibbotson acknowledge that neither party will be entitled to collect on or make a claim for waived fees at any time in the future.  ALPS and Ibbotson agree that such expense reimbursements and/or fee waivers for the Portfolios will be effective beginning on December 7, 2006, and shall continue through the end of the fiscal year ended December 31, 2007.

ALPS ADVISERS, INC.

By:

Title:

IBBOTSON ASSOCIATES, INC.

By:

Title: